February 27, 2020

Duncan Palmer
Chief Financial Officer
Cushman & Wakefield plc
125 Old Broad Street
London, United Kingdom EC2N 1AR

       Re: Cushman & Wakefield plc
           Form 10-K for the year ended December 31, 2018
           Filed February 28, 2019
           File No. 001-38611

Dear Mr. Palmer:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction